FILED BY NABORS INDUSTRIES LTD

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: C&J ENERGY SERVICES, INC.

COMMISSION FILE NO. 001-35255

JUNE 26, 2014 / 10 A.M. CENTRAL STANDARD TIME, NBR - NABORS INDUSTRIES LTD CONFERENCE CALL TO DISCUSS THE AGREEMENT TO COMBINE ITS COMPLETION & PRODUCTION SERVICES BUSINESSES WITH C&J ENERGY SERVICES

CORPORATE PARTICIPANTS

Denny Smith Nabors Industries Ltd - Director, Corporate Development

Tony Petrello Nabors Industries Ltd - Chairman, President & CEO

William Restrepo Nabors Industries Ltd - CFO

CONFERENCE CALL PARTICIPANTS

Marshall Adkins Raymond James & Associates - Analyst

Jim Wicklund Credit Suisse - Analyst

Angie Sedita UBS - Analyst

Ben Swomley Morgan Stanley - Analyst

John Daniel Simmons & Company International - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the “Nabors announces agreement to combine its completion and production services businesses with C&J Energy Services” conference call.

(Operator Instructions)

Please also note today’s event is being recorded. At this time, I’d like to turn the conference call over to Mr. Denny Smith, Director of Corporate Development. Sir, please go ahead.

Denny Smith  — Nabors Industries Ltd - Director, Corporate Development

Thank you, and good morning, everyone. And thanks for joining our conference call. The purpose of today’s call is to elaborate our announcement late last night regarding the pending combination of our completion and production services business in the US and Canada with C&J Energy Services.

Tony Petrello, our Chairman, President and Chief Executive Officer, will lead today’s call with 10 to 12 minutes of prepared remarks, followed by comments in a Q&A session. After the conclusion of these remarks, we will conduct the Q&A, as I mentioned, and trying to wrap up the call within about 30 minutes.

We will not be using any slides supporting today’s conference call. In addition to Tony and myself, William Restrepo, our Chief Financial Officer, and Larry Heidt, who’s the Head of our Nabors Completion and Production Services business, and some of our other senior executives are here today.

Since some of our remarks today will concern our expectations of the future, they may constitute forward-looking statements within the meaning of the Securities and Exchange Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, our actual results may differ materially from those indicated or implied by such forward-looking statements.

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Further, given the nature of this call, investors are urged to read the joint proxy statement prospectus with respect to the proposed transaction and other relevant documents filed with the SEC if and when they become available, because they will contain important information. You may obtain a free copy of such documents if and when they become available at the SEC website at www.SEC.gov, or from the website or Investor Relations department of Nabors, Nabors Industries or C&J services.

Now, let me turn the call over to Tony to begin.

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Good morning. Welcome to the Nabors Industries conference call to discuss this morning’s announcement of our pending transaction with C&J Energy Services. Thank you all for participating on such short notice.

Last year, we announced that our Board of Directors began evaluating strategies to enhance shareholder value. This included assessing our capital structure, reviewing our mix of businesses, and looking at ways to improve our overall operational performance.

During that review, the Board and I concluded that the completion and production services business is extremely valuable. We have the right set of assets and the talented people and markets that have prospects for long-term growth.

The explosion of shale drilling in North America and the potential for international expansion presents additional opportunity. The question we face today is how to continue that momentum and grow profitably.

We believe that continued increase in size and scope is essential to capitalizing on that long-term growth. We also believe that continued focus on operational excellence is critical to delivering an attractive value proposition to our customers. This requires both an increase in the scale of operations, as well as our commitment for additional investment in equipment, technology, and people.

We view this transaction as the perfect opportunity to accelerate the growth in this business, and provide better returns on our existing investments in people and assets. As a result of this transaction, C&J and Nabors can now concentrate their resources within their respective segments. Additionally, the new Company will provide the size, the scale, and the resources needed to thrive and grow even further in our industry.

Let me say, we are very excited about the agreement with C&J, and we look forward to a smooth process to closing. Both Boards of Directors have approved the transaction, and both teams are working diligently to conclude this deal as quickly as practical.

We have worked with C&J’s management team now for some time. During this time, I have become increasingly confident in their ability to step up the performance of the combined operations, and to realize the benefits we are expecting.

Through our ongoing ownership, we will maintain very material economic interests in the upside of our completion and production businesses. It is also consistent with our standard goal of improving Nabors’ financial flexibility. We expect the deal to be initially accretive to Nabors’ earnings in the first year, and that’s before the realization of benefits from synergies.

I want to highlight one important aspect of our agreement. We will enter into a global alliance with C&J. Nabors and its predecessors have been operating internationally for over 60 years, and we currently conduct operations in 25 countries outside the US.

C&J recently began an international expansion program to develop geographic markets beyond the US, starting in the Middle East. Through the alliance, we think C&J will be able to lever our international presence and operations expertise, and significantly accelerate its growth in new markets. With our equity stake in the new Company, Nabors’ shareholders stand to benefit directly from C&J’s international growth.

Now let me turn to the details of the transaction. The combined Company will be Bermuda-based, and named C&J Energy Services Limited. Nabors will retain shares representing a 53% ownership stake, and will receive a cash payment at closing of approximately $937 million.

C&J Energy Services Limited will be led by the current C&J management team, supplemented by the Nabors’ completion and production services management and workforce. We anticipate the transaction will qualify for tax-free treatment for US federal income tax purposes to Nabors.

As I mentioned earlier, the transaction values Nabors’ completion and production services operations at approximately $2.9 billion. In 2013, these businesses generated EBITDA of $367 million. For 2014, we project the same businesses would earn nearly as much in the range of $350 to $360 million.

Given our outlook for improvement in both portions of the business, we expect robust growth in segment earnings in 2015. In addition, we are confident that the combination of C&J and the Nabors businesses offer synergy opportunities, which are both material and achievable.

As I mentioned previously, the transaction we are announcing today is the culmination of the strategic review. We envision several material benefits from this deal. The notable ones are, first, it allows Nabors’ management team to focus on the drilling business, while retaining a significant ownership interest in a larger, more focused completion and production services business with a significant amount of upside.

Second, the global alliance between Nabors and C&J should materially accelerate C&J’s international expansion. Nabors’ shareholders stand to benefit from C&J’s growing presence outside the US.

Finally, the transaction structure enables Nabors to monetize a portion of its investment in the completion and production business, significantly enhancing our financial flexibility. Immediately, the payment from C&J will decrease Nabors’ net debt. We will likely deploy the cash initially to reduce existing short-term debt.

We are also evaluating alternatives beyond the short-term debt retirement, keeping in mind our capital discipline and stated goal of improving financial flexibility. Although our formal strategic review process has concluded, we, of course, intend to consider our disciplined approach to capital allocation and strategic alignment in an ongoing effort to maximize shareholder value.

We are excited about the prospects of the new and more substantial C&J. Josh and his team have built an impressive track record since he founded the Company. We think the operations we are contributing to the new Company will benefit from the strategic focus C&J brings and the continued contribution from current Nabors’ management.

On an ongoing basis, following the closing of the transaction, Nabors will be working with C&J through an alliance agreement to facilitate the new Company’s international expansion. C&J is already off to a running start outside the US, and our position in international markets should help accelerate that growth. Upon closing, C&J will be uniquely positioned as a pure play domestic and international completion and production company.

We also think the addition of Nabors’ completion and production businesses to the C&J portfolio will enhance C&J’s vertical integration strategy. And the production services business, which typically has been a strong generator of free cash flow inside Nabors, should similarly help C&J’s cash flow.

The addition of Nabors’ existing production services business complements C&J’s current offerings. With these assets, C&J will be the largest provider of fluid management in the US, and the second largest provider of well servicing and work over.

Let me finish with the following. Our strategic review process resulted in today’s announcement. After I took over as CEO, the Board and I recognized the need for a comprehensive and honest evaluation of our businesses. We took that charge very seriously, and the resulting transaction enhances both our strategic focus and our financial flexibility.

Through the course of the review, we evaluated a multitude of transactions. With the primary goal of unlocking the value we knew was in our portfolio, this one stood out as the most expeditious way to demonstrate the value of our completion and production businesses. With the added advantage of maintaining an interest in the upside of both the market and the unique position of this new Company, this transaction became a no-brainer.

We are very excited about this transaction, and the future prospects of the new Company. We think both sets of shareholders will realize significant benefit from both the combination and the resulting ownership structure.

Denny Smith  — Nabors Industries Ltd - Director, Corporate Development

Operator, we’re ready for the Q&A now. But before that, Tony had some just final remarks he wanted to make.

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

With respect to the transaction, one of the things I just want to make sure people understand is Nabors is receiving about 62.542 million shares of C&J. In addition, we’re receiving $937 million in cash proceeds. We expect both the cash as well as the stock to be tax-free in this transaction. So I just wanted to make sure people understood that.

Then the other point I’d like to do is to add to here, that this transaction had the unanimous support of the Board, which has been very engaged, thoughtful and supportive throughout the whole strategic review process. I would also like to add some thanks to all the advisors for their help on the transaction, on our side Goldman and Lazard, and on the C&J side Citibank and Tudor Pickering.

In addition, I would like to give a special thanks to Cliff Robins, the [CEO] at Blue Harbor Capital. Blue Harbor has been a significant shareholder, and Cliff personally participated in the strategic evaluation of our options and plans. His insight, from a shareholder point of view, was very valuable to the Board and me.

So with that, I’d like to open it up for questions.

QUESTION AND ANSWER

Operator

Ladies and gentlemen, at this time we’ll begin to question and answer session.

(Operator Instructions)

Marshall Adkins, Raymond James.

Marshall Adkins  — Raymond James & Associates - Analyst

Morning, guys. Tony, a quick question. You made it clear the strategic review is essentially over. Should we read into that that Nabors going forward is going to be more organically driven, or are we still going to see you active in the M&A space?

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

I think we always constantly evaluate the best use of our capital, Marshall. Right now, as you all know, we’re very focused on deploying our new rig technology into the field. In fact, one of the things that would benefit from in this transaction is it will enable us to accelerate that.

However, we also — Nabors has always had a history of looking at acquisitions, and I think you can count on the fact that we will continue to look at those. And if they’re compelling and they’re a better use of capital, we’ll do that as well. I think the redefined Nabors now will be focused totally on the drilling services sector, rigs and technology associated with it.

Marshall Adkins  — Raymond James & Associates - Analyst

Very helpful. Second one, kind of unrelated follow-up. But can you walk us through where you think some of the synergies — I know you all mentioned about $100 million of synergies, is that just combining facilities? I assume you’re going to keep most of the people, since there’s kind of a people shortage out there, but just walk us through where you see a lot of that coming from.

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

I think that’s probably more a question that C&J should answer. Because they’re going to be running the day-to-day operations managing of the Company.

I can say though, based on our high-level review of what’s in store, I think I’m very confident that there are significant synergies. For example, they do have their own in-house manufacturing. Basically, Josh came up with the idea of creating an infrastructure that was scalable. And at their size though, it doesn’t yield a lot of benefits.

When you add the Nabors size to it, things like making your own fluid ends, for example, own internal equipment can really result in considerable savings. So I see that as one of the opportunities where it’s not conventional that you think about it. When I think about what they’re doing with their internal manufacturing, it’s similar to what we’re doing with Canrig on the drilling side.

And it’s really no different than what Halliburton and Schlumberger have actually done historically as well. But the point is that they’ve actually making a step for a small company to go build that capability, and when applied to our infrastructure and our set of assets, I think there are a lot of opportunities.

So, and then of course equipment rationalization. We are in a lot more markets than they are. But I think there will be more from that as well.

Marshall Adkins  — Raymond James & Associates - Analyst

Thanks, Tony.

Operator

Jim Wicklund, Credit Suisse.

Jim Wicklund  — Credit Suisse - Analyst

Good morning, guys. Great deal. Over $1 billion dollars in value has been created in two companies just since the announcement. So that obviously tells you that there’s value. And I assume since you own 53%, that you’ll be consolidating the results on Nabors’ income statement?

William Restrepo  — Nabors Industries Ltd - CFO

This is William. At this point, all we know is that we’ll be getting 53% of the earnings stream of C&J going forward. This discussion will require SEC filing. And during those discussions, we’ll come up with the specific accounting structure going forward. So at this point, we can’t tell you what it will be in.

Jim Wicklund  — Credit Suisse - Analyst

Okay. And what does this do to Nabors’ G&A costs in general? I’m not talking about the $100 million that Josh is going to save through running it. Does this provide you any corporate synergies or corporate savings at all?

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Well, I think first of all, this section of the Nabors business is obviously a much higher G&A component percentage-wise as a function of revenue. So I think on a consolidated basis, you’ll see those percentage numbers go down. We had — the business was pretty self contained in terms of the SG&A.

There are some corporate functions that, given the size reduction, will be scaled down. And we’re assessing that right now, what that amount will be. But I think you’re going to see the overall number, in terms of percentages, decrease.

Jim Wicklund  — Credit Suisse - Analyst

Okay. And my last one really to follow-up is taking advantage of the opportunity of having you here. We’re hearing that in places like the Middle East, that the new rigs that you guys and others are bringing in are making the old rigs look so shabby that the recapitalization of the international rig market is going to take off a little earlier and more accelerated than unexpected. Do you guys buy into that argument?

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Well, I think, if you look at Saudi, for example, one of the things that has to happen is the so-called schedule G upgrade. A lot of rigs that were in that market didn’t have the Saudi schedule G upgrade. I don’t think it necessarily means that SCR versus AC that the market’s there in terms of saying there’s no life for SCR.

I think in terms of the existing rigs not matching the horsepower requirements and other needs that the new rigs need for the heavy drilling that’s going on is an issue. And that’s one of the reasons why for the past couple years, we’ve been upgrading that fleet there.

So frankly, most of our equipment there is now in that upgraded status, and all the new rigs that are going there meet that requirement. And I think that’s one of the reasons why Saudi selected us for this large upgrade.

Jim Wicklund  — Credit Suisse - Analyst

Great, excellent. I appreciate that, Tony, and congratulations again, good deal.

Operator

Angie Sedita, UBS.

Angie Sedita  — UBS - Analyst

Good morning, guys, and I echo the same sentiment. Congratulations. It seems to be a good deal for all, and the best of both worlds.

So, Tony, can you tell me about your long-term expectations for C&J as it relates to Nabors? Is the thought that you would like to grow the entity over time, over a three-year, five-year horizon? Or is there still a possibility that you would eventually exit this business and reduce your holdings in the C&J entity?

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Well, I would say in the short to medium-term, the idea is we want to maximize the opportunity for the savings from the deal, as well as the growth opportunity. If those savings that we talked about are realized, I think C&J announced on their call yesterday, $50 million the first year and $100 million thereafter, $100 million run rate. We think that that growth is going to be reflected in improved stock price, and as a 53% shareholder, we do want to take advantage of that.

After those couple years, then we’ll reassess what’s the optimum use of having that on our balance sheet, and we’ll see what other benefits come out of this strategic alliance as well. So, but for the next couple years, I think what we want to do is make sure this Company gets off to a great start. Nabors is behind it.

In terms of our customers, we want our customers to know we’re really — they’re not going to lose a beat in terms of operational performance, and we’re going to try to support them as much as possible. And as C&J mentioned, the extent that they do decide that they want to grow internationally, we’re going to be there to help them along that way, too.

So for the next couple years, that’s the plan. Beyond that, we’ll assess, as I said, what’s the optimum use of the capital.

Angie Sedita  — UBS - Analyst

And then is there a set holding period for Nabors of the new entity?

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

There is not a set holding period. We have some implications for tax reasons that affect some issues, but I think they’re all coincident with our strategic objectives here.

Angie Sedita  — UBS - Analyst

Okay. And then the follow-up or unrelated follow-up, is when you think of C&J or the new entity in the United States, and not thinking about international but thinking about the US, do you and the management of that new team or new Company see further consolidation opportunities in the US markets? Further M&A opportunities in the market? Or is sole focus on the onset for the first two years will be the cost savings and the synergies?

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Well, again, I think that’s a more appropriate question for the management at C&J to answer. I think the first priority from both of our points of view is the integration, making sure the integration is successful. Realize, this Company is going to go from — it’s basically going to triple in size.

So it’s really a transformational, to use Josh’s phrase, and we have to make sure that that goes well. But in terms of the other things you mentioned, I think Josh is more appropriate to answer that question.

Angie Sedita  — UBS - Analyst

Okay, great. Thanks. I’ll turn it over. Congratulations.

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Thank you.

Operator

Ben Swomley, Morgan Stanley.

Ben Swomley  — Morgan Stanley - Analyst

Hello. Congratulations on the deal.

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Thank you.

Ben Swomley  — Morgan Stanley - Analyst

I just wanted to get a little bit more color on how much control or influence Nabors will have over strategy or decision-making at the new C&J.

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

We will have Board representation, three of the seven Board members are designated by Nabors. In addition, we mutually agreed to continue with Josh as the Chairman. So basically, under the deal, we have four of the seven that we put in place in terms of the merger agreement. We do have — to give them confidence, this is not a reverse takeover. There are a bunch of anti-takeover protections in the deal. So, there’s that aspect of it as well.

In addition, I think the senior members of NCPS will have roles in the new Company. You have to understand that what we’re adding to this company is a whole separate line of business, namely the fluid hauling and production, which they have no real expertise in, nor infrastructure. So Larry Heidt who’s run that for Nabors is going to go over there and help run that business.

And so, I think all that combined will have — we will get our share of input into what they’re doing. But Josh is the operating management of the Company, and we have a lot of confidence in what he’s done. He’s shown a track record of aggressive growth, and we’ve met and spent a lot of time with his management team. I think they have a really deep experienced group of people over there. And I don’t see us really looking at things very differently.

Ben Swomley  — Morgan Stanley - Analyst

That’s helpful. Thanks.

And I wanted to follow-up, you said the C&J — the new C&J synergies of about $100 million, and we know that Nabors has been cost-cutting in the C&P businesses for about a year, year and half. So presumably, most of the low hanging fruit is gone on the Nabors standalone C&P businesses. Should we be thinking about these more as revenue synergies or procurement synergies? How should we think about this?

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

I think, as I said, the best — I was just quoting to what was said on the conference call yesterday. In terms of the breakdown and where that synergy should be coming from, I think that it’s best to just run that by C&J.

Ben Swomley  — Morgan Stanley - Analyst

Okay. Great. Thanks. And one last quick follow-up on the international, if I can. How does the ROIC on a new rig investment internationally compared to the ROIC on a new rig investment in the US today?

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Well, in terms of the most recent ones that we did for Saudi, it’s as attractive. In fact, some of them are even more attractive.

Ben Swomley  — Morgan Stanley - Analyst

Perfect. That’ s it for me. Thanks again, and congrats on the deal again.

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Thank you.

Denny Smith  — Nabors Industries Ltd - Director, Corporate Development

Operator, it was our intention to wrap up in 30 minutes. So we’ll just take one more question please, and then we’ll wrap up the call.

Operator

John Daniel, Simmons & Company.

John Daniel  — Simmons & Company International - Analyst

Hello, guys. Good deal for you all for sure. Denny or Tony, from your prepared comments, as well as from what’s C&J said on the call yesterday, it’s clear that a big driver for C&J is the desire to grow internationally.

And given your strong international presence, can you share with us what efforts you all made in recent years to take your C&P business overseas and leverage your existing international platform? I’m just trying to get a sense for what you all did, and then see just how simple or easy it might be for them to actually capitalize on it.

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Sure. To be honest with you, that was just on our radar starting this year. I have been focused more on improving our NCPS operations in North America. And as the prior questioner had noted, I spent a lot of time trying to pull out costs and things like that.

And we actually were just in the process of starting a coil tubing operation in Saudi. We had spoken with Aramco about it, they wanted to bring somebody else in other than the current — the typical players. And we’ve also had conversations with some people in South America about adding some stuff, and we were just in the beginning of starting to ramp it up.

So I think — the thing is, as result of that review, we understand that there is an appetite for those services from some additional players. And we think with Nabors behind it, I think they will have a good shot at growing in those markets.

John Daniel  — Simmons & Company International - Analyst

Okay. And then, last one for me. I can’t recall, do guys have any workover rigs internationally?

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

This is a whole definitional issue with what a workover rig is. But in Argentina, there are several of our rigs that would fall in the workover category. And in Saudi, there’s some rigs that do so-called heavy workover. So, in those two markets, yes. In those two existing markets, Nabors is going to stay in that business.

John Daniel  — Simmons & Company International - Analyst

Got it. All right. That’s all for me. Thanks guys.

Tony Petrello  — Nabors Industries Ltd - Chairman, President & CEO

Thank you.

Denny Smith  — Nabors Industries Ltd - Director, Corporate Development

Operator, with that, we’ll wrap up. I just wanted to thank everybody for participating. And as always, if your questions on the call didn’t get answered or if you have further questions, feel free to reach out and call us. Thank you.

Operator

Ladies and gentlemen, that does conclude today’s conference call. We do thank you for attending. You may now disconnect your telephone lines.

Important Additional Information

In connection with the proposed transactions, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a prospectus of Red Lion. Each of Red Lion and C&J also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov.  You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders.  Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements.  The projections contained in this release reflect management’s estimates as of the date of the release.  Nabors does not undertake to update these forward-looking statements.